Exhibit 4.52
PROMISSORY NOTE
Date: October 2, 2007 (the “Issue Date”)
1.	FOR VALUE RECEIVED, STATS ChipPac (Thailand) Limited, a company organized under the laws of Thailand and having its registered address at 101/32-33 Nava Nakorn Industrial Estate, Km 46 Phaholyothin Road, Klomg 1, Klong Luang, Pathumthani 12120, Thailand (the “Issuer”) PROMISES TO PAY to LSI (Thai) Ltd., a company organized under the laws of Thailand and having its registered address at 101/32-33 Nava Nakorn Industrial Estate, Km 46 Phaholyothin Road, Klomg 1, Klong Luang, Pathumthani 12120, Thailand (“LSI Thai”), the principal sum of US$50,000,000 in four successive annual installments as follows:

	Principal Amount (US$)	Installment Due Date
1.	20,000,000	On the date falling 12 months after the Issue Date of this promissory note (this “Note”)
2.	10,000,000	On the date falling 24 months after the Issue Date
3.	10,000,000	On the date falling 36 months after the Issue Date
4.	10,000,000	On the date falling 48 months after the Issue Date
Total	US$50,000,000
2.	This Note is delivered pursuant to an asset purchase agreement between the Issuer, LSI Thai, STATS ChipPAC Ltd and LSI Corporation dated as of 25th July 2007 (the “Asset PurchaseAgreement”) and is subject to the terms and conditions therein, including without limitation, the adjustments provided under Section 4.2 of the Asset Purchase Agreement.

3.	Interest at the rate of 6% per annum shall be payable on each anniversary of the Issue Date on all outstanding principal amounts under the Note.

4.	Subject to paragraph 6 hereunder, this Note and any rights hereunder, in whole or in part, are assignable by LSI Thai at the sole discretion of LSI Thai to LSI Corporation.

5.	Subject to paragraph 2 above, this Note constitutes the Issuer’s absolute, unconditional and irrevocable obligation to pay to LSI Thai or its assignee.

6.	LSI Thai or its assignee agrees that this Note shall be subject to a set-off or reduction by Issuer if LSI Corporation does not meet its obligation, if any, to pay for any shortfall to its Committed Spending as set forth in Section 6.1 of Schedule 1, Schedule of Amendments — Thailand Factory, to that General Purchase Agreement between the Issuer and LSI Corporation, dated as of October 2, 2007 and the Issuer’s payment obligations hereunder shall then be reduced accordingly.

7.	This Note is governed by and shall be construed in accordance with the laws of Thailand. The Issuer hereby unconditionally and irrevocably submits to the non-exclusive jurisdiction of the courts of Thailand. The Issuer hereby irrevocably waives any defense of an inconvenient forum to the maintenance of such action or proceeding. Nothing herein shall affect the right of LSI Thai or its assignee to serve legal process in any other manner permitted by law or affect the right to bring any action or proceeding against the Issuer or its property in the courts of any other jurisdictions.

The Common Seal of	)
STATS CHIPPAC (THAILAND) LTD	)
was hereunto affixed in accordance	)
with its Articles of Association	)

Signed:	/s/ Tan Lay Koon, Director

Witness:	/s/ Janet Taylor, General Counsel, STATS ChipPAC Ltd.